Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax

November 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 10, 2021
CIK No. 0001879726

Ladies and Gentlemen:

This letter sets forth the responses of Sidus Space, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 19, 2021 concerning its Draft Registration Statement on Form S-1 (CIK No. 0001879726) submitted to the Commission on November 10, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 1 to DRS on Form S-1 submitted November 10, 2021

Cover Page

1.

We note your response to prior comment 1. Please expand your disclosure on the cover page to include the identity and beneficial ownership percentage of your controlling shareholder and provide a cross-reference to a longer discussion of the exemptions available to you, and those on which you intend to rely, as a "controlled company.

RESPONSE: The Company has revised the Amended Draft Registration Statement to address this comment.

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Prospectus Summary, page 1

2.

We note your revised disclosures include a list of various manufacturing contracts and significant milestones. Please further revise to disclose the fiscal year(s) covered by each contract. Also, in an effort to provide a balanced discussion, revise to disclose the total revenue generated for each period presented on page 1.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

3.

We note your revised disclosures in response to prior comment 6. Please revise your results of operations discussion for the interim periods ended September 30th to include a similar discussion regarding the number of customers at each period end and the impact of such changes on your revenue for each period.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

Exclusive Forum, page 75

4.

We note your response to prior comment 9. While you discuss a federal exclusive forum provision for Securities Act and Exchange Act claims here, you do not discuss this provision in the risk factor on page 33. Please revise to consistently describe your exclusive forum provisions or advise.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

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Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

5.

You state in your response to prior comment 11 that you have revised your disclosures to include the research and development costs charged to expense for each period presented; however, no such revisions appear to have been made. Considering the importance of your research and development projects on the future success of your business, please revise to disclose the total research and development costs charged to expense for each period presented. Refer to ASC 730-10-50-1.

RESPONSE:  The Company has disclosed in the Amended Draft Registration Statement that it has not established a research and development department nor has it incurred research and development expenses.  The Company intends on creating a formal research and development team in the future so it can more easily streamline its new products and get to market faster.

Consolidated Statements of Operations page F-15

6.

Please provide the calculations that support the Class A and Class B per share information. In this regard, it is unclear how you allocated earnings to each class of common stock and why per share amounts would differ for each class given dividend rights are the same. Please explain further or revise your disclosures as necessary. Refer to ASC 260-10-45-60B.

RESPONSE:

RESPONSE: The Company has revised its disclosure in the Amended Draft Registration Statement to show the allocation of earnings to common stock on a combined basis as the dividend rights for both classes are the same.

Consolidated Statements of Stockholder’s Deficit, page F-17

7.

You disclose that in August 2021, all outstanding shares of common stock were exchanged for 10 million shares of Class B common stock. Please tell us your consideration to retroactively reflect such exchange for all periods presented. Specifically address your consideration of the guidance in ASC 505-25-25 and SAB Topic 4.C.

RESPONSE: The Company has revised its disclosure in the Amended Draft Registration Statement to retroactively present the financial statements with 10 million shares of Class B common stock issued and outstanding from inception in accordance with the guidance in ASC 505-25-25 and SAB Topic 4.C.

General

8.

We note on page 6 and elsewhere that you removed references to an underwriter’s overallotment option. We also note, however, that other disclosures continue to reference an over-allotment option. Please tell us whether your underwriter will have an overallotment option and ensure your prospectus disclosure is consistent throughout.

RESPONSE: We have revised the Amended Draft Registration Statement to address this comment.

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If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP
cc: Carol Craig, CEO

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